UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Share Sale and Restriction Agreement

On November 28, 2021, Evaxion Biotech A/S (the “Company”) entered into a Share Sale and Restriction Agreement with, Dr. Lars Staal Wegner, the Company’s President and Chief Executive Officer, Dr. Niels Iversen Møller, the Company’s Co-Founder and Chief Financial Officer and Andreas Mattsson, the Company’s Co-Founder and Chief Innovation Officer (the “Agreement”), pursuant to which Dr. Wegner agreed to exercise 211,849 warrants, each conferring the right to subscribe to one (1) ordinary share, DKK 1 nominal value, of the Company (the “Ordinary Shares”), in each of the two week exercise windows established under the Company’s Articles of Association that are expected to open two trading days following publication of the Company’s annual report and interim quarterly financial reports in March 2022, May 2022, August 2022 and November 2022, respectively.

In addition, under the terms of the Agreement, Dr. Wegner, Dr. Møller and Mr. Mattson further agreed with the Company that in the corresponding open trading window related to each such exercise consisting of the four-week period commencing on the third full trading day after the date of publication of the Company’s annual report or interim financial reports in March 2022, May 2022, August 2022 and November 2022 (each a “Trading Window”), Dr. Wegner would sell such Ordinary Shares and Dr. Møller and Mr. Mattson will purchase such Ordinary Shares, with each of Dr. Møller and Mr. Mattson purchasing fifty per cent (50%) of such shares, at a purchase price per share equal to the Volume Weighted Average Price (“VWAP”) of the Company's American Depositary Shares (“ADSs”) at the close of the market on the date of exercise as reported on The Nasdaq Capital Market (“Nasdaq”).

Additionally, under the terms of the Agreement, Dr. Wegner agreed that he would not exercise any additional warrants or sell any additional ADSs or Ordinary Shares prior to December 31, 2022.

Under the terms of the Agreement, Dr. Møller and Mr. Mattson greed that during each Trading Window each of them will sell 328,731 ADSs representing Ordinary Shares at a price equal to the prevailing market price thereof on the date of such sale as reported on Nasdaq. Furthermore, pursuant the terms of the Agreement, Dr. Møller and Mr. Mattson are required to sell such shares and are prohibited from exercising any subsequent influence over how, when, or whether to effect the trade(s).

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of Evaxion Biotech A/S ( the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: February 11, 2022	By:	/s/ Lars Staal Wegner
Name: Lars Staal Wegner
Title: Chief Executive Officer